Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Earnings
Income before income taxes	$5,209	$7,073	$14,505	$17,181
Fixed charges	11,900	9,636	24,045	18,030
Capitalized interest	(121)	(105)	(121)	(196)
Amortized capitalized interest	26	21	52	42

Total earnings available for fixed charges	$17,014	$16,625	$38,481	$35,057

Fixed charges
Interest and debt expense	$11,307	$9,069	$22,757	$16,716
Interest component of rent	593	567	1,288	1,314

Total fixed charges	$11,900	$9,636	$24,045	$18,030

Ratio of earnings to fixed charges(1)	1.4	1.7	1.6	1.9

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest) and amortized capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.